                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)

                              MARKETWATCH.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Philip J. Hoffman
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                                 Howard A. Kenny
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                December 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 570619106                   13D       Page   2   of    17    Pages
---------------------------------               --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON PLC                        EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       ENGLAND & WALES
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D      PAGE   3   of    17    Pages
--------------------------------                --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON OVERSEAS HOLDINGS LTD.     EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       ENGLAND & WALES
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D       PAGE   4   OF     17     PAGES
---------------------------------                -------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON NETHERLANDS B.V.               EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       NETHERLANDS
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D      PAGE   5   OF     17     PAGES
-------------------------------                 --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON AG            EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       SWITZERLAND
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D      PAGE   6   OF     17    PAGES
-----------------------------                   --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON INC.               EIN:   51-0261654
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D       PAGE   7   OF     17     PAGES
----------------------------                     -------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON LONGMAN, INC.          EIN:  13-2971110
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      SEE ITEM 5 OF ATTACHED SCHEDULE.
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                     13D      PAGE   8   OF    17     PAGES
-------------------------------                  -------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       DATA BROADCASTING CORPORATION          EIN:  13-3668779
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       WC (SEE ITEM 3 OF ATTACHED SCHEDULE)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              5,636,814 (1)
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           5,636,814 (1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,636,814 (1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       34.4% (1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
(1) Includes 5,636,814 shares to be sold to Pearson Overseas Holdings Ltd. pursuant to a Stock Purchase Agreement, dated as of December 27, 2000, by and between Data Broadcasting Company and Pearson Overseas Holdings Ltd.

ITEM 1.  SECURITY AND ISSUER

            This Amendment No. 2 ("Amendment No. 2") to the Statement on
Schedule 13D, originally filed on April 7, 2000 and as amended by Amendment No. 1, filed on May 15, 2000 ("Amendment No. 1", and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Company"), amends Items 3, 4, 5, 6 and 7 and Schedule B of the Statement. The principal executive office of the Company is 825 Battery Street, San Francisco, California 94111. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 as set forth in the Statement is amended by the addition of the following at the end thereof:

            The total amount of funds that will be required by Pearson Overseas to acquire the Common Stock of the Company pursuant to the Stock Purchase Agreement (as described in the response to Item 4) is $26,887,602.78 (the "DBC Purchase Price"). Pearson Overseas is to obtain the DBC Purchase Price from its working capital, as well as the working capital of its parent company, Pearson plc.

            As of November 1, 2000, the Secured Promissory Note referred to in Item 3 has been repaid in full and, upon such repayment, the Stock Pledge Agreement was automatically terminated pursuant to its terms.

ITEM 4.     PURPOSES OF TRANSACTIONS

            Item 4 as set forth in the Statement is amended by the addition of the following at the end thereof:

            On December 27, 2000, DBC and Pearson Overseas, entered into a Stock Purchase Agreement (the "DBC Stock Purchase Agreement"), a copy of which has been filed as an exhibit hereto. The DBC Stock Purchase Agreement provides that, upon the satisfaction of certain conditions, Pearson Overseas will purchase all 5,636,814 shares of Common Stock of the Company from DBC for the DBC Purchase Price.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:

            (a) DBC owns 5,636,814 shares of Common Stock of the Company (the "Shares"). Pursuant to the DBC Stock Purchase Agreement (and as a result of its control relationship with DBC), Pearson Overseas, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Shares. DBC's holding of 5,636,814 shares of Common Stock of the Company represents approximately 34.4% of the issued and outstanding shares of Common Stock of the Company. Pearson, Pearson Netherlands, Pearson AG, Pearson Inc., and Pearson Longman, which are affiliates of either DBC and Pearson Overseas, may be deemed to beneficially own the Shares indirectly as a result of their control relationship with DBC or Pearson Overseas. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by DBC over the Shares. Each of the Reporting Persons other than DBC and Pearson Overseas disclaims beneficial ownership of the Shares.

            (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 8 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

            (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.

            (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by DBC.

            (e)   Not applicable

            Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


            Item 6 as set forth in the Statement is amended by the addition of the following at the end thereof:

            As a result of Pearson Overseas' acquisition of the Shares from DBC under the Stock Purchase Agreement, Pearson Overseas shall assume the rights and obligations of DBC under the Stockholders' Agreement referred to in Item 6, and DBC shall assign its rights under the Registration Rights Agreement referred to in Item 6 to Pearson Overseas. The Credit Agreement referred to in Item 6 expired on October 29, 2000 and there is currently no indebtedness outstanding thereunder.

            See the response to Item 4 regarding the DBC Stock Purchase
Agreement.

            A copy of the DBC Stock Purchase has been filed as an exhibit hereto and is incorporated herein by reference. The foregoing description of the DBC Stock Purchase Agreement in the response to Item 4 is qualified in its entirety by reference to such agreement.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      The following additional material is filed as an Exhibit to this Amendment No. 2:

      Exhibit A: Stock Purchase Agreement, dated as of December 27, 2000, between Data Broadcasting Corporation and Pearson Overseas Holdings Ltd.

                                    SIGNATURE


               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  January 8, 2001


                                           Pearson plc


                                           By:   /s/ JULIA M. CASSON
                                              --------------------------------
                                              Name:  Julia M. Casson
                                              Title: Company Secretary


                                           Pearson Overseas Holdings Ltd.


                                           By:   /s/ STEPHEN JONES
                                              --------------------------------
                                              Name: Stephen Jones
                                              Title: Secretary


                                           Pearson Netherlands B.V.
                                           By:  MeesPierson Trust B.V.
                                                Managing Director


                                           By:    /s/ GEORGE F. NICOLAI
                                              --------------------------------
                                              Name:  George F. Nicolai
                                              Title:  Director


                                           Pearson AG


                                           By:    /s/ JOSEF GRAND
                                              --------------------------------
                                              Name: Josef Grand
                                              Title:  Director


                                           Pearson Inc.


                                           By:    /s/ THOMAS WHARTON
                                              --------------------------------
                                              Name:  Thomas Wharton
                                              Title:  Secretary and Vice
                                                      President of Taxation

                                           Pearson Longman, Inc.


                                           By:    /s/ WILLIAM LINCOLN
                                              --------------------------------
                                              Name: William Lincoln
                                              Title: President


                                           Data Broadcasting Corporation


                                           By:    /s/ STEVEN G. CRANE
                                              --------------------------------
                                              Name: Steven G. Crane
                                              Title: Executive Vice President
                                                     and Chief Executive Officer

                                                                      SCHEDULE B

                                           PEARSON PLC


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------


Lord Stevenson               Chairman                         Director/Little Tufton House, 3 Dean Trench Street, London SW1P 3HB

Marjorie M. Scardino         Chief Executive                  Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

David C. M. Bell             Executive Director               Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

John C. Makinson             Finance Director                 Finance Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Lord Burns                   Non-Executive Director           Member of House of Lords/13 North Avenue, London W13 8AP

Gill M. Lewis                Non-Executive Director           Managing Partner/Heidrick & Struggles, 100 Picaddilly, London  W1V 9FN

Reuben Mark                  Non-Executive Director           Chairman and Chief Executive Officer/Colgate-Palmolive Co,
                                                              300 Park Avenue, New York, NY 10022-7499

Vernon L. Sankey             Non-Executive Director           Director/The Cherubs, Parsonnage Lane, Farnham Common, Bucks SL2 3NZ

Rana Talwar                  Non-Executive Director           Director/Standard Chartered Bank PLC, 1 Aldermanbury Square,
                                                              London EC2V 7SB

Julia M. Casson              Secretary                        Secretary/Pearson plc, 3 Burlington Gardens, London  W1X 1LE






                                 PEARSON OVERSEAS HOLDINGS LTD.


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------


 David H. Colville           Director                         Chartered Accountant/Pearson plc, 3 Burlington
                                                              Gardens,  London  W1X 1LE

 John C. Makinson            Director                         Finance Director/Pearson plc, 3 Burlington
                                                              Gardens,  London  W1X 1LE

 Peter R. Gill               Director                         Director, Financial Operations/Pearson plc, 3
                                                              Burlington Gardens,  London  W1X 1LE

 Marjorie M. Scardino        Director                         Director/Pearson plc, 3 Burlington Gardens,
                                                              London  W1X 1LE

 Alan C. Miller              Director                         Accountant/Pearson plc, 3 Burlington Gardens,
                                                              London  W1X 1LE

 Stephen Jones               Secretary                        Assistant Secretary/Pearson plc, 3 Burlington
                                                              Gardens,  London  W1X 1LE


                                 PEARSON NETHERLANDS B.V.



Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------

 George F. Nicolai           Director                         Director/MeesPierson Trust, Aert van Nesstraat
                                                              45, P.O. Box 548, 3000 AM  Rotterdam

 Jan Francis van der Drift   Director                         Businessman/Leeteinde 20-22, 1151 AK Broek in
                                                              Waterland, Holland

 Matthieu van Sint Truiden   Director                         Attorney/Nauta Dutilh, Postbus 7113, 1007 JC
                                                              Amsterdam

 David H. Colville           Director                         Group Tax Director/Pearson plc, 3 Burlington
                                                              Gardens, London  W1X 1LE



                                        PEARSON AG



Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------
 Peter R. Gill               Chairman                         Director, Financial Operations/Pearson plc, 3
                                                              Burlington Gardens, London W1X  1LE

 Josef Grand                 Director                         Certified Public Accountant/Bundtacherstrasse 35,
                                                              8127 Forch, Switzerland

 Martin Frey                 Member                           Attorney/Baker & McKenzie, Zollikerstrasse 225,
                                                              Postfach 57, 8034 Zurich

 Philip J. Hoffman           Member                           Chief Executive Officer/The Learning Network Inc.,
                                                              1330 Avenue of the Americas, 7th Floor,
                                                              New York, NY  10019

                                       PEARSON INC.


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------
 Philip J. Hoffman           Director                         Chief Executive Officer/The Learning Network Inc.,
                                                              1330 Avenue of the Americas, 7th Floor,
                                                              New York, NY  10019

 Randall Keller              Director, Executive              Head of Human Resource Dept./Pearson Inc.,
                             Vice President - Human           1330 Avenue of the Americas, 7th Floor, New
                             Resources                        York, NY  10019

 John C. Makinson            Director                         Finance Director/Pearson plc, 3 Burlington Gardens,
                                                              London W1X 1LE

 Thomas Wharton              Director, Vice                   Vice President of Taxation/Pearson Inc., 1330
                             President of Taxation,           Avenue of the Americas, 7th Floor, New York,
                             Secretary                        NY  10019

 Mike Fortini                Vice President                   Vice President of Finance/Pearson Inc., 1330
                                                              Avenue of the Americas, 7th Floor, New York,
                                                              NY  10019

 Shaheda Sayed               Assistant Secretary              Director of Taxation/Pearson Inc., 1330
                                                              Avenue of the Americas, 7th Floor, New York,
                                                              NY  10019

 Kenneth J. Lockhart         Vice President of Real           Vice President of Real Estate/Pearson plc,
                             Estate                           3 Burlington Gardens, London W1X 1LE

 Richard Koplitz             Vice President of                Vice President of Global Purchasing/Pearson
                             Global Purchasing                Inc., 1330 Avenue of the Americas, 7th Floor,
                                                              New York, NY  10019

 Susan Costomiris            Controller                       Controller/Pearson Inc., 1330 Avenue of the
                                                              Americas, 7th Floor, New York, NY  10019


                                   PEARSON LONGMAN, INC.

Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------

 William Lincoln             President                        Vice President of Operations/Pearson Television
                                                              North America, 2700 Colorado Ave., Suite 450,
                                                              Santa Monica, CA  90404

 Mark Nieker                 Treasurer                        President/Headland Digital Media, Inc.,
                                                              444 Spear Street, San Francisco, CA  94105

 William Cowan               Assistant Secretary              Attorney/Rosenthal & Schanfield
                                                              55 East Monroe, Suite 4620, Chicago, IL  60603

                               DATA BROADCASTING CORPORATION



Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------

 Stephen Hill                Director and                     Chief Executive Officer/The Financial Times
                             Chairman                         Group, 1 Southwark Bridge, London SE1 9HL

 Stuart J. Clark             Director, President              President and Chief Executive Officer/Data
                             and Chief Executive              Broadcasting Corporation, 22 Crosby Drive,
                             Officer                          Bedford, MA 01730

 John Fallon                 Director                         Communications Director/Pearson plc, 3 Burlington
                                                              Gardens, London W1X 1LE

 Philip J. Hoffman           Director                         Chief Executive Officer/The Learning Network Inc.,
                                                              1330 Avenue of the Americas, 7th Floor,
                                                              New York, NY  10019

 Gloria Samuels              Director                         Chief Executive Officer/Pearson Technology
                                                              Centre, 200 Old Tappan Road, Old Tappan, NJ 07675

 Giles Spackman              Director                         Finance Director/The Financial Times Group, One
                                                              Southwark Bridge, London  SE1 9HL

 Dr. Donald P. Greenberg     Director                         Professor/Cornell University, 580 Rhodes Hall
                                                              Ithaca, NY 14853

 Alan J. Hirschfield         Director                         Vice Chairman/J NET Enterprises, Inc., 3490
                                                              Clubhouse Drive, I-2 Wilson, WY  83014

 Allan R. Tessler            Director                         Chief Executive Officer/J NET Enterprises, Inc.,
                                                              4020 W. Lake Creek Drive, Ste. 100,
                                                              Wilson, WY  83014

 Steven G. Crane             Executive Vice                   Executive Vice President and Chief Financial
                             President and Chief              Officer/Data Broadcasting Corporation, 22 Crosby
                             Financial Officer                Drive, Bedford, MA 01730

 Andrea H. Loew              Vice President,                  Vice President, General Counsel and
                             General Counsel and              Secretary/Data Broadcasting Corporation, 22
                             Secretary                        Crosby Drive, Bedford, MA 01730

 John King                   Chief Operating                  Chief Operating Officer/Interactive Data
                             Officer                          Corporation, 22 Crosby Drive, Bedford, MA 01730

                                  EXHIBIT INDEX

      The following additional material is filed as an Exhibit to this Amendment No. 2:

      Exhibit A: Stock Purchase Agreement, dated as of December 27, 2000, between Data Broadcasting Corporation and Pearson Overseas Holdings Ltd.